Exhibit 99.1

Hexindai Receives NASDAQ Notification Regarding Minimum Bid Price Compliance

BEIJING, Dec. 19, 2019 /PRNewswire/ — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today announced that it received notification from NASDAQ Listing Qualifications (“NASDAQ”) on December 16, 2019 that it is not in compliance with the minimum bid price requirement set forth in Listing Rules for continued listing on the NASDAQ Stock Exchange as the closing price of the Company’s ADSs have been less than US$1 over a consecutive 30-trading-day period.

In accordance with Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, being until June 15, 2020, to regain compliance with the minimum bid price.  In order to regain compliance, the Company’s ADSs must have a closing bid price of at least US$1 for a minimum of 10 consecutive trading days.  In the event that the Company does not regain compliance during the first notice period of 180 calendar days, or by June 15, 2020, the Company may be eligible for additional time to regain compliance or may face delisting from the exchange.

The Company is currently in compliance with all other NASDAQ continued listing standards. The NASDAQ notification does not affect the Company’s business operations or its Securities and Exchange Commission reporting requirements.

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption needs of underserved prime borrowers in China. Hexindai provides borrowers with convenient and ready access to comprehensive consumer finance services. Hexindai’s strong user acquisition capabilities, cutting-edge risk management system, and strategic relationships with respected financial institutions allow the Company to generate higher customer satisfaction, reliance, and realize fast growth.

For more information, please visit http://ir.hexindai.com/

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For inquiries, please contact:

Hexindai
Ms. Dorothy Wang
Tel: +86-10-5380-6196
Email: ir@hexindai.com

Christensen
In China
Mr. Christian Arnell

Phone: +86-10-5900-1548
Email: carnell@christensenir.com

In US
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com